Filed pursuant to Rule 424(b)(2)

Registration Nos. 333-132370 and 333-132370-01

CALCULATION OF REGISTRATION FEE

Class of securities offered	Aggregate offering price	Amount of registration fee
Medium-Term Senior Notes, Series D	$19,050,000.00	$584.84	(1)

(1)	The filing fee of $584.84 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. Pursuant to Rule 457(p) under the Securities Act of 1933, the $187,868.73 remaining of the filing fee previously paid with respect to unsold securities that were registered pursuant to a Registration Statement on Form S-3 (No. 333-119615) filed by Citigroup Global Market Holdings Inc., a wholly owned subsidiary of Citigroup Inc., on October 8, 2004 is being carried forward, of which $584.84 is offset against the registration fee due for this offering and of which $187.283.89 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Equity First

Opportunity First

PRICING SUPPLEMENT

No. 2007-MTNDD200

(Related to the Product Supplement Dated April 23, 2007, Prospectus Supplement Dated April 13, 2006 and Prospectus Dated March 10, 2006)

CITIGROUP FUNDING INC.

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Medium-Term Notes, Series D

1,905,000 Stock Market Upturn NotesSM

Based Upon the

S&P MidCap 400 Index

Due March 20, 2009

$10.00 per Note

Investing in the Notes involves a number of risks. See “ Key Risk Factors” beginning on page PS-5.

The Notes represent obligations of Citigroup Funding Inc. only. Standard & Poor’s is not involved in any way in this offering and has no obligations relating to the Notes or to holders of the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public Offering Price	$10.00	$19,050,000
Agent’s Discount	$0.225	$428,625
Proceeds to Citigroup Funding Inc.	$9.775	$18,621,375

The agent expects to deliver the Notes to purchasers on or about December 18, 2007.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

December 14, 2007

PS-2	Stock Market Upturn Notessm

Stock Market Upturn NotesSM

Based Upon the S&P MidCap 400 Index

Due March 20, 2009

This pricing supplement represents a summary of the terms and conditions of the Stock Market Upturn Notessm Based Upon the S&P MidCap 400 Index Due March 20, 2009 (the “Notes”). It is important for you to consider the information contained in this pricing supplement, the Stock Market Upturn Notessm product supplement, as well as the related prospectus supplement and prospectus. The description of the Notes below supplements, and to the extent inconsistent with, replaces, the description of the general terms of the Stock Market Upturn Notessm set forth in the Stock Market Upturn Notessm product supplement. Capitalized terms used in this pricing supplement and not defined under “Preliminary Terms” below have the meanings given them in the Stock Market Upturn Notessm product supplement. For purposes of this pricing supplement, the terms “underlying equity” and “underlying equity index” in the Stock Market Upturn Notessm product supplement mean the S&P MidCap 400 Index and the term “index publisher” means Standard & Poor’s (“S&P”).

Overview of the Stock Market Upturn NotesSM

General

The Stock Market Upturn NotesSM Based Upon the S&P MidCap 400 Index Due March 20, 2009 are equity index-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately 1.25 years. Some key characteristics of the Notes include:

O

Leveraged upside participation. The Notes offer investors a participation rate of three times the upside growth potential of the Underlying Equity Index up to a maximum return on the Notes of 21% (approximately 16.73% per annum on a simple interest basis). Thus,

O

If the performance of the Underlying Equity Index is positive — if the closing value of the Underlying Equity Index on the Valuation Date is greater than the closing value of the Underlying Equity Index on the Pricing Date (regardless of the value of the Underlying Equity Index at any other time during the term of the Notes) — then you will participate in three times such positive return, subject to the maximum return on the Notes.

O

If the performance of the Underlying Equity Index is negative — if the closing value of the Underlying Equity Index on the Valuation Date is less than the closing value of the Underlying Equity Index on the Pricing Date (regardless of the value of the Underlying Equity Index at any other time during the term of the Notes) — you will participate fully in such decline but not on a leveraged basis.

O

If the closing value of the Underlying Equity Index on the Valuation Date is equal to the closing value of the Underlying Equity Index on the Pricing Date (regardless of the value of the Underlying Equity Index at any other time during the term of the Notes), you will receive at maturity only your initial investment in the Notes.

O

No principal protection. The Notes are not principal protected. If the performance of the Underlying Equity Index is negative, you will participate fully in such decline and the value of the Notes at maturity will be less than the amount of your initial investment and could be zero.

Stock Market Upturn Notessm	PS-3

O

No periodic income payments. The Notes do not offer current income, which means that you will not receive any periodic interest or other periodic payments on the Notes. You will also not receive any dividend payments or other distributions, if any, on the stocks included in the Underlying Equity Index. Instead, the return on the Notes, which is based on the performance of the Underlying Equity Index and could be positive, negative or zero, is paid at maturity.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the Notes is not guaranteed.

Types of Investors

The Notes may be an appropriate investment for the following types of investors:

O

Investors possessing a moderate growth view on the S&P MidCap 400 Index who are looking for leveraged upside exposure to such underlying, subject to a maximum return, and who can withstand the risk of losing the principal amount of their investment.

O	Investors who seek to add an equity index-linked investment to further diversify their portfolio.

O	Current or prospective holders of exchange-traded funds benchmarked to the S&P MidCap 400 Index or similar underlying index.

PS-4	Stock Market Upturn Notessm

Final Terms

Issuer:	Citigroup Funding Inc.
Security:	Stock Market Upturn NotesSM Based Upon the S&P MidCap 400 Index
Underlying Equity Index:	S&P MidCap 400 Index
Guarantee:

Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the Notes are not principal protected, you may receive a payment at maturity with a value less than the amount you initially invest

Rating of the Issuer’s Obligations:

Aa3/AA (Moody’s/S&P) based upon the Citigroup Inc. guarantee; however, because the Notes are not principal protected, you may receive a payment at maturity with a value less than the amount you initially invest

Principal Protection:	None
Pricing Date:	December 13, 2007
Issue Date:	December 18, 2007
Valuation Date:	March 17, 2009
Maturity Date:	March 20, 2009
Issue Price:	$10 per Note
Coupon:	None
Payment at Maturity:	For each $10 Note, $10 plus the Note Return Amount
Note Return Amount:

For each $10 Note:

(1) if the Equity Return Percentage is positive, $10 * Equity Return Percentage * Upside Participation Rate, provided, however, that the total amount payable at maturity, including principal, cannot exceed $12.10 per Note

(2) if the Equity Return Percentage is zero, $0

(3) if the Equity Return Percentage is negative, $10 * Equity Return Percentage, which will be negative

Upside Participation Rate:	300%
Equity Return Percentage:	The return on the Underlying Equity Index, expressed as a percentage, shall equal: Ending Value - Starting Value Starting Value
Starting Value:	868.96
Ending Value:	The closing value of the Underlying Equity Index on the Valuation Date
Listing:	The Notes will not be listed on any exchange.
CUSIP Number:	17311G292
Calculation Agent:	Citigroup Global Markets Inc.

Underwriting Discount (including the Sales Commission defined below) and Issue Price:		Per Note	Total
	Public Offering Price:	$10.00	$19,050,000
	Underwriting Discount:	$0.225	$428,625
	Proceeds to Citigroup Funding Inc:	$9.775	$18,621,375

Sales Commission Earned:	$0.20 per Note for each Note sold by a Smith Barney Financial Advisor

Stock Market Upturn Notessm	PS-5

Benefits of the Notes

O

Leveraged Growth Potential.    If the Ending Value of the Underlying Equity Index is higher than the Starting Value, you will participate in three times such appreciation, subject to a maximum return on the Notes of 21% (approximately 16.73% per annum on a simple interest basis) over the term of the Notes.

O	Diversification. The Notes may provide a degree of diversification within the equity portion of an investor’s portfolio through exposure to the Underlying Equity Index.

Key Risk Factors for the Notes

An investment in the Notes involves significant risks. While some of these risks are summarized below, please review the “Risk Factors Relating to the Notes” section of the Stock Market Upturn Notessm product supplement and the “Risk Factors” section of the prospectus supplement related to this offering for a full description of risks.

O

Potential for Loss.    The amount you receive at maturity on the Notes will depend on the value of the Underlying Equity Index on the Valuation Date. If the value of the Underlying Equity Index on the Valuation Date is below the Starting Value, the amount you receive at maturity will be less than the amount of your initial investment in the Notes and could be zero, even if the value of the Underlying Equity Index exceeded the Starting Value at one or more times during the term of the Notes.

O

Appreciation Is Capped.    The maximum return on the Notes will be capped at 21% (approximately 16.73% per annum on a simple interest basis) even though you will be subject to the full risk of a decline in the value of the Underlying Equity Index. If the Ending Value of the Underlying Equity Index exceeds the Starting Value by an amount greater than the potential maximum return on the Notes, the Notes will provide less opportunity for appreciation than an investment in a similar security that is directly linked to the appreciation of the Underlying Equity Index and is not subject to a maximum return or an investment directly in the stocks included in the Underlying Equity Index. (See the examples under “What You Could Receive at Maturity—Hypothetical Examples” below).

O

No Periodic Payments.    You will not receive any periodic payments of interest or any other periodic payments on the Notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the Underlying Equity Index.

O

Potential for a Lower Comparable Yield.    The Notes do not pay any periodic interest. As a result, if the Ending Value of the Underlying Equity Index is less than 885.82, the effective yield on the Notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

O

Exchange Listing and Secondary Market.    The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes. Although Citigroup Global Markets intends to make a market in the Notes, it is not obligated to do so.

O	Resale Value of the Notes May be Lower Than Your Initial Investment. Due to, among other things, changes in the prices of and dividend yields on the stocks included in the Underlying

PS-6	Stock Market Upturn Notessm

Equity Index, interest rates, the earnings performance of the issuers of the stocks included in the Underlying Equity Index, other economic conditions and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade at prices below their initial issue price of $10 per Note. You could receive substantially less than the amount of your initial investment if you sell your Notes prior to maturity.

O

Fees and Conflicts.    Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the stocks included in the Underlying Equity Index or other instruments, such as options, swaps or futures, based upon the Underlying Equity Index or the stocks included in the Underlying Equity Index by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the Notes may result in a conflict of interest.

O

The United States Federal Income Tax Consequences of the Notes Are Uncertain.     No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. No ruling is being requested from the Internal Revenue Service with respect to the Notes and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain U.S. Federal Income Tax Considerations” in this pricing supplement or under “What Are the United States Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations” in the Stock Market Upturn NotesSM product supplement. It is also possible that future regulations or other IRS guidance would require you to accrue income on the Notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed under “Certain U.S. Federal Income Tax Considerations” in this pricing supplement and under “What Are the United States Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations” in the Stock Market Upturn NotesSM product supplement, and that any such guidance could have retroactive effect.

O	Citigroup Inc. Credit Risk. The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

Certain U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations of the purchase, ownership and disposition of the Notes by U.S. investors (“U.S. Holders”) and certain non-U.S. investors described below. This discussion supplements, and to the extent inconsistent with, replaces the discussion contained in the Stock Market Upturn NotesSM product supplement under “What Are the United States Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations.”

All prospective investors should refer to the Stock Market Upturn Notessm product supplement related to this offering for additional information relating to U.S. federal income tax and should consult their own tax advisors to determine the tax consequences to them of investing in the Notes.

Stock Market Upturn Notessm	PS-7

U.S. Holders

For U.S. federal income tax purposes, you and Citigroup Funding agree to treat a Note for U.S. federal income tax purposes as a cash-settled capped variable forward contract on the value of the Underlying Equity Index at maturity under which an amount equal to the purchase price of the Notes is treated as a non-interest-bearing cash deposit to be applied at maturity in full satisfaction of the holder’s payment obligation under the forward contract.

Under such treatment, at maturity or upon the sale of a Note, you generally will recognize gain or loss equal to the difference between the cash received and your tax basis in the Note. Such gain or loss generally will be long-term capital gain or loss if you have held the Notes for more than one year at the time of the disposition.

Due to the absence of authority as to the proper characterization of the Notes, no assurance can be given that the Internal Revenue Service (“IRS”) will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above, and under alternative treatments of the Notes, the timing and character of income from the Notes could differ substantially, resulting in less favorable U.S. federal income tax consequences to you. Under one alternative characterization, for example, you may be required to accrue income on a current basis with respect to the Notes.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the Notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed above. The IRS and U.S. Treasury Department recently issued a notice (the “Notice”) that requests public comments on a comprehensive list of tax policy issues raised by prepaid forward contracts, which include financial instruments similar to the Notes. The Notice contemplates that such instruments may become subject to taxation on a current accrual basis under one or more possible approaches, including a mark-to-market methodology; a regime similar to the Contingent Payment Regulations; categorization of prepaid forward contracts as debt; and treatment of prepaid forward contracts as “constructive ownership transactions” discussed above. The Notice also contemplates that all (or significant portions) of an investor’s returns under prepaid forward contracts could be taxed at ordinary income rates (as opposed to capital gains rates). It is currently impossible to predict what guidance, if any, will be issued as a result of the Notice, and whether any such guidance could have retroactive effect.

Non-U.S. Holders

In the case of a holder of Notes that is not a U.S. person (a “Non-U.S. Holder”), any payments made with respect to the Notes should not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements.

Any capital gain realized upon the sale or other disposition of the Notes by a Non-U.S. Holder will generally not be subject to U.S. federal income tax if:

O	Such gain is not effectively connected with a U.S. trade or business of such holder, and

O

In the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

PS-8	Stock Market Upturn Notessm

In the Notice discussed above, the IRS and U.S. Treasury Department specifically question whether, and to what degree, payments (or deemed accruals) in respect of a prepaid forward contract should be subject to withholding. Accordingly, it is possible that future guidance could be issued as a result of the Notice requiring us to withhold on payments made to non-U.S. Holders under the Notes.

Description of the S&P MidCap 400 Index

General

Unless otherwise stated, all information on the S&P MidCap 400 Index provided in this offering summary is derived from S&P or other publicly available sources. The S&P MidCap 400 Index is published by S&P and is intended to provide a performance benchmark for the medium capitalization segment of the U.S. equity markets. It tracks the stock price movement of 400 companies with mid-sized market capitalizations, primarily ranging from $1.5 billion to $5.5 billion.

As of September 30, 2007, the companies making up the S&P MidCap 400 Index had an aggregate adjusted market capitalization of approximately $1,190.06 billion. The aggregate market value of the 400 companies included in the S&P MidCap 400 Index represented approximately 7% of the aggregate market value of the U.S. equities market. The largest five sectors represented by the S&P MidCap 400 Index with the percentage of all sectors covered by the index indicated in parentheses were: Industrials (15.99%), Information Technology (15.66%), Financials (15.21%), Consumer Discretionary (13.18%) and Health Care (11.92%).

THE S&P MIDCAP 400 INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the S&P MidCap 400 Index

The calculation of the value of the S&P MidCap 400 Index is based on the relative value of the aggregate S&P MidCap 400 Market Value of the common stocks of 400 companies (the “S&P MidCap 400 Component Stocks”) as of a particular time as compared to the aggregate average S&P MidCap 400 Market Value of the common stocks of 400 similar companies during the base period of June 28, 1991. The “S&P MidCap 400 Market Value” of any S&P MidCap 400 Component Stock is the product of the market price per share and the number of the then outstanding shares of such S&P MidCap 400 Component Stock. S&P chooses companies for inclusion in the S&P MidCap 400 Index with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the medium capitalization segment of the U.S. equity market. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P MidCap 400 Index to achieve the objectives stated above. Relevant criteria employed by S&P include U.S. company status, market capitalization in the range of $1.5 billion to $5.5 billion, financial viability, a public float of at least 50%, adequate liquidity and reasonable price, sector representation and status as an operating company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company’s common stock is widely held and the S&P MidCap 400 Market Value and trading activity of the common stock of that company.

The S&P MidCap 400 Index is calculated using a base-weighted aggregate methodology: the level of the S&P MidCap 400 Index reflects the total S&P MidCap 400 Market Value of all 400

Stock Market Upturn Notessm	PS-9

Component Stocks relative to the S&P MidCap 400 Index’s base period of June 28, 1991 (the “S&P MidCap 400 Base Period”). An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total S&P MidCap 400 Market Value of the S&P MidCap 400 Component Stocks during the S&P MidCap 400 Base Period has been set equal to an indexed value of 100. This is often indicated by the notation June 28, 1991 = 100. In practice, the daily calculation of the S&P MidCap 400 Index is computed by dividing the total S&P MidCap 400 Market Value of the S&P MidCap 400 Component Stocks by a number called the S&P MidCap 400 Index Divisor. By itself, the S&P MidCap 400 Index Divisor is an arbitrary number. However, in the context of the calculation of the S&P MidCap 400 Index, it is the only link to the original base period value of the S&P MidCap 400 Index. The S&P MidCap 400 Index Divisor keeps the S&P MidCap 400 Index comparable over time and is the manipulation point for all adjustments to the S&P MidCap 400 Index (“S&P MidCap 400 Index Maintenance”).

Historically, the market value of any underlying stocks included in the S&P MidCap 400 Index was calculated as the product of the market price per share and the number of the then outstanding shares of that underlying stock. In March 2005, S&P began shifting the S&P MidCap 400 Index half way from a market capitalization weighted formula to a float-adjusted formula, before moving the S&P MidCap 400 Index to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the S&P MidCap 400 Index did not change by the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P MidCap 400 Index (i.e., its market value).

Under float adjustment, the share counts used in calculating the S&P MidCap 400 Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. Standard & Poor’s defines three groups of shareholders whose holdings are subject to float adjustment:

O	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

O	holdings by government entities, including all levels of government in the United States or foreign countries; and

O

holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the index calculation. Shares held by mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three

PS-10	Stock Market Upturn Notessm

groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index is then calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

Maintenance of the S&P MidCap 400 Index

S&P MidCap 400 Index Maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spin-offs.

To prevent the value of the S&P MidCap 400 Index from changing due to corporate actions, all corporate actions that affect the total S&P MidCap 400 Market Value of the S&P MidCap 400 Index require an S&P MidCap 400 Index Divisor adjustment. By adjusting the S&P MidCap 400 Index Divisor for the change in total S&P MidCap 400 Market Value, the value of the S&P MidCap 400 Index remains constant. This helps maintain the value of the S&P MidCap 400 Index as an accurate barometer of stock market performance and ensures that the movement of the S&P MidCap 400 Index does not reflect the corporate actions of individual companies in the S&P MidCap 400 Index. All S&P MidCap 400 Index Divisor adjustments are made after the close of trading and after the calculation of the closing value of the S&P MidCap 400 Index. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P MidCap 400 Index and do not require S&P MidCap 400 Index Divisor adjustments.

Stock Market Upturn Notessm	PS-11

The table below summarizes the types of S&P MidCap 400 Index maintenance adjustments and indicates whether or not an S&P MidCap 400 Index Divisor adjustment is required.

Type of Corporate Action	S&P Adjustment Factor	Divisor Adjustment Required
Stock split (i.e., 2x1)	Shares Outstanding times 2; Stock Price divided by 2	No

Share issuance (i.e., Change > 5%)	Shares Outstanding plus newly issued Shares	Yes

Share repurchase (i.e., Change > 5%)	Shares Outstanding minus Repurchased Shares	Yes

Special cash dividends	Share Price minus Special Dividend	Yes

Company change	Add new company Market Value minus old company Market Value	Yes

Rights offering	Price of parent company minus Price of Rights (Right Ratio)	Yes

Spin-offs	Price of parent company minus Price of Spin-off Co. (Share Exchange Ratio)	Yes

Stock splits and stock dividends do not affect the S&P MidCap 400 Index Divisor of the S&P MidCap 400 Index because, following a split or dividend, both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the S&P MidCap 400 Market Value of the S&P MidCap 400 Component Stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-dividend date.

Each of the corporate events exemplified in the table requiring an adjustment to the S&P MidCap 400 Index Divisor has the effect of altering the S&P MidCap 400 Market Value of the S&P MidCap 400 Component Stock and consequently of altering the aggregate S&P MidCap 400 Market Value of the S&P MidCap 400 Component Stocks (the “Post-Event Aggregate S&P MidCap 400 Market Value”). In order that the level of the S&P MidCap 400 Index (the “Pre-Event S&P MidCap 400 Index Value”) not be affected by the altered S&P MidCap 400 Market Value (whether increase or decrease) of the affected S&P MidCap 400 Component Stock, a new S&P MidCap 400 Index Divisor (“S&P MidCap 400 New Divisor”) is derived as follows:

Post-Event Aggregate Market Value	= Pre-Event Index Value
New Divisor

New Divisor =	Post-Event Aggregate Market Value
Pre-Event Index Value

PS-12	Stock Market Upturn Notessm

A large part of the S&P MidCap 400 Index maintenance process involves tracking the changes in the number of shares outstanding of each of the S&P MidCap 400 Index companies. Four times a year, on a Friday near the end of each calendar quarter, the share totals of companies in the S&P MidCap 400 Index are updated as required by any changes in the number of shares outstanding. After the totals are updated, the S&P MidCap 400 Index Divisor is adjusted to compensate for the net change in the total S&P MidCap 400 Market Value of the S&P MidCap 400 Index. In addition, any changes over 5% in the current common shares outstanding for the S&P MidCap 400 Index companies are carefully reviewed on a weekly basis, and when appropriate, an immediate adjustment is made to the S&P MidCap 400 Index Divisor.

Historical Data on the S&P MidCap 400 Index

The following table sets forth the value of the S&P MidCap 400 Index at the end of each month in the period from January 2002 through November 2007. These historical data on the S&P MidCap 400 Index are not indicative of the future performance of the S&P MidCap 400 Index or what the value of the Notes may be. Any historical upward or downward trend in the value of the S&P MidCap 400 Index during any period set forth below is not an indication that the S&P MidCap 400 Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2002	2003	2004	2005	2006	2007
January	505.29	416.91	588.06	645.97	781.02	833.02
February	505.38	406.43	601.51	666.85	773.60	838.10
March	541.10	409.47	603.56	658.87	792.11	848.47
April	538.22	438.79	583.29	632.76	802.69	873.66
May	528.58	474.54	594.70	670.05	765.56	916.30
June	489.52	480.21	607.69	684.94	764.87	895.51
July	441.71	496.84	578.90	720.38	742.51	856.33
August	443.42	518.77	576.62	711.49	749.96	863.00
September	407.38	510.42	593.20	716.33	754.25	885.06
October	424.63	548.52	602.20	700.38	785.01	907.70
November	448.63	567.00	637.27	733.66	809.20	860.74
December	429.79	576.01	663.31	738.05	804.37

The closing value of the S&P MidCap 400 Index on December 13, 2007 was 868.96.

Stock Market Upturn Notessm	PS-13

Historical Closing Values

The following graph illustrates the historical performance of the S&P MidCap 400 Index based on the closing value thereof on each Index Business Day from January 1, 2002 through December 13, 2007. Past movements of the index are not indicative of future index values.

License Agreement

S&P and Citigroup Global Markets, an affiliate of Citigroup Funding, have entered into a non exclusive license agreement providing for the license to Citigroup Global Markets and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain financial instruments, including the Stock Market Upturn NotesSM.

The license agreement between S&P and Citigroup Global Markets provides that the following language must be stated in this offering summary.

“The Stock Market Upturn NotesSM are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Stock Market Upturn NotesSM or any member of the public regarding the advisability of investing in securities generally or in the Stock Market Upturn NotesSM particularly. S&P’s only relationship to Citigroup Funding is the licensing of certain trademarks, trade names and service marks of S&P and of the S&P MidCap 400 Index, which is determined, composed and calculated by S&P without regard to Citigroup Funding or the Stock Market Upturn NotesSM. S&P has no obligation to take the needs of Citigroup Funding or the holders of the Stock Market Upturn NotesSM into consideration in determining, composing or calculating the S&P MidCap 400 Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Stock Market Upturn NotesSM to be issued. S&P has no obligation or liability in connection with the administration, marketing or trading of the Stock Market Upturn NotesSM.”

PS-14	Stock Market Upturn Notessm

What You Could Receive at Maturity—Hypothetical Examples

The examples below show hypothetical amounts you could receive on the Notes at maturity for a range of Ending Values of the Underlying Equity Index. The examples of hypothetical amounts you could receive at maturity set forth below are intended to illustrate the effect of different Ending Values of the Underlying Equity Index on the amount you could receive on the Notes at maturity. All of the hypothetical examples are based on the following assumptions:

O	Issue Price: $10.00 per Note

O	Annualized dividend yield of the stocks included in the S&P MidCap 400 Index: 1.60%

O	Maximum Return: 20.00% (16% per annum on a simple interest basis)

O	Maturity: 1.25 years

O	Starting Value: 860

O	Upside Participation Rate: 300%

Stock Market Upturn Notessm	PS-15

The following examples are for purposes of illustration only. The actual amount you receive at maturity will depend on the actual Note Return Amount, which, in turn, will depend on the actual Starting Value, Ending Value and maximum return.

Ending Value	Equity Return Percentage(1)	Total Return on Underlying Equity Index(2)	Total Return on Notes(3)	Per Annum Return on Notes(4)	Total Return Amount on Notes(5)	Maturity Payment per Note
0	-100.00%	-98.00%	-100.00%	-80.00%	-$10.00	$0.00
430	-50.00%	-48.00%	-50.00%	-40.00%	-$5.00	$5.00
645	-25.00%	-23.00%	-25.00%	-20.00%	-$2.50	$7.50
667	-22.50%	-20.50%	-22.50%	-18.00%	-$2.25	$7.75
688	-20.00%	-18.00%	-20.00%	-16.00%	-$2.00	$8.00
710	-17.50%	-15.50%	-17.50%	-14.00%	-$1.75	$8.25
731	-15.00%	-13.00%	-15.00%	-12.00%	-$1.50	$8.50
753	-12.50%	-10.50%	-12.50%	-10.00%	-$1.25	$8.75
774	-10.00%	-8.00%	-10.00%	-8.00%	-$1.00	$9.00
796	-7.50%	-5.50%	-7.50%	-6.00%	-$0.75	$9.25
817	-5.00%	-3.00%	-5.00%	-4.00%	-$0.50	$9.50
839	-2.50%	-0.50%	-2.50%	-2.00%	-$0.25	$9.75
860	0.00%	2.00%	0.00%	0.00%	$0.00	$10.00
882	2.50%	4.50%	7.50%	6.00%	$0.75	$10.75
903	5.00%	7.00%	15.00%	12.00%	$1.50	$11.50
925	7.50%	9.50%	20.00%	16.00%	$2.00	$12.00
946	10.00%	12.00%	20.00%	16.00%	$2.00	$12.00
968	12.50%	14.50%	20.00%	16.00%	$2.00	$12.00
989	15.00%	17.00%	20.00%	16.00%	$2.00	$12.00
1011	17.50%	19.50%	20.00%	16.00%	$2.00	$12.00
1032	20.00%	22.00%	20.00%	16.00%	$2.00	$12.00
1054	22.50%	24.50%	20.00%	16.00%	$2.00	$12.00
1075	25.00%	27.00%	20.00%	16.00%	$2.00	$12.00
1097	27.50%	29.50%	20.00%	16.00%	$2.00	$12.00
1118	30.00%	32.00%	20.00%	16.00%	$2.00	$12.00
1140	32.50%	34.50%	20.00%	16.00%	$2.00	$12.00
1161	35.00%	37.00%	20.00%	16.00%	$2.00	$12.00
(1)	(Ending Value – Starting Value) / Starting Value of the Underlying Equity Index
(2)	Assumes dividend yield on the stocks of the Underlying Equity Index is compounded annually and not re-invested
(3)

The percentage return for the entire term of the Notes capped by the hypothetical 20.00% Maximum Return; Holders of Notes will not receive any dividend payments or distributions on the stocks included in the Underlying Equity Index

(4)	Calculated on a simple interest basis
(5)	The dollar return for the entire term of the Notes capped by the hypothetical 20.00% Maximum Return

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

PS-16	Stock Market Upturn Notessm

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the Stock Market Upturn Notessm product supplement related to this offering for more information.

Supplemental Plan of Distribution

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $19,050,000 principal amount of Notes (1,905,000 Notes), any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth under “Preliminary Terms” above and some of the Notes to certain dealers, including Citicorp Financial Services Corp., a broker-dealer affiliated with Citigroup Global Markets, at the public offering price less a concession not to exceed $0.20 per Notes. Citigroup Global Markets may allow, and these dealers may reallow, a concession not to exceed $0.20 per Notes on sales to certain other dealers. In addition, Financial Advisors employed by Smith Barney, the broker-dealer division of Citigroup Global Markets, will receive a fixed sales commission of $0.20 per Note for each Note they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

Additional Considerations

If no closing value of the Underlying Equity Index is available on the Valuation Date, the Calculation Agent may determine the Ending Value in accordance with the procedures set forth in the Stock Market Upturn NotesSM product supplement related to this offering. In addition, if the Underlying Equity Index is discontinued, the Calculation Agent may determine the Ending Value by reference to a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the Underlying Equity Index prior to any such discontinuance. You should refer to the section “Description of the Notes—How Will the Amount Payable at Maturity be Calculated?” and the section “—Discontinuance of an Underlying Equity Index” in the Stock Market Upturn NotesSM product supplement for more information.

In case of default in payment at maturity of the Notes, the Notes will bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 5.25% per annum on the unpaid amount due.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup Inc. or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

You should rely only on the information contained or incorporated by reference in this pricing supplement and accompanying prospectus, prospectus supplement and Stock Market Upturn NotesSM product supplement. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

1,905,000 Stock Market Upturn NotesSM

Based Upon the

S&P MidCap 400 Index

Due March 20, 2009

($10 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

December 14, 2007

(To Stock Market Upturn NotesSM Product Supplement Dated April 23, 2007, Prospectus Supplement Dated April 13, 2006 and Prospectus Dated March 10, 2006)

Stock Market Upturn NotesSM is a registered service mark of Citigroup Global Markets Inc.

© 2007 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. and its affiliates and are used and registered throughout the world.